SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Nexus Telocation Systems Ltd. Relisted to NASDAQ Capital Market

Givatayim, Israel, November 15, 2005 – Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXTSF), a leading provider of stolen vehicle retrieval services in Israel, Argentina and Mexico, and a leading provider of road side assistance and towing services in Israel, announced that NASDAQ has approved its request to be relisted on the NASDAQ Capital Market, ending over three years on the Over-The-Counter Bulletin Board. The Company’s shares shall commence trading on the NASDAQ Capital Market at the start of business on November 16, 2005 under the symbol NXUS.

Mr. Yossi Ben Shalom, chairman of the board of directors said: “We believe that the relisting of our shares on the Nasdaq Capital Market will improve the tradability of Nexus’ shares, reduce share-trading costs, increase the exposure to many more investors and will benefit all of our shareholders.”

“The NASDAQ Capital Market is the right trading arena for our shares since Nexus has become a stronger company presenting better financial results and a substantial increase in its business. Nexus’ management will continue its relations with its shareholders and with the financial community, to better enable them to evaluate Nexus’ business, financial improvements and growth potential” said Mr.Ben Shalom.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:

Ronen Stein, V.P. and Chief Financial Officer

Tel.; 972-3-572 3111

E-mail: ronens@nexus.co.il

Yael Nevat, Commitment-IR.com

Tel: 972-3-611 4466

E-mail: yael@commitment-IR.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: November 15, 2005